Exhibit 97.1

REALTY INCOME CORPORATION
POLICY FOR RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION
The Board of Directors (the “Board”) of Realty Income Corporation (the “Company”) has adopted this Policy for Recovery of Erroneously Awarded Compensation (the “Policy”), effective as of October 2, 2023 (the “Effective Date”), which supersedes and replaces in its entirety the Company’s prior Incentive Compensation Recoupment Policy adopted as of March 11, 2014 (the “Prior Clawback Policy”). Capitalized terms used in this Policy but not otherwise defined herein are defined in Section 11.
1.Persons Subject to Policy
This Policy shall apply to current and former Officers.
2.Compensation Subject to Mandatory Recovery under Policy
Section 3(a) of this Policy shall apply to Incentive-Based Compensation received on or after the Effective Date. For purposes of this Policy, the date on which Incentive-Based Compensation is “received” shall be determined under the Applicable Rules, which generally provide that Incentive-Based Compensation is “received” in the Company’s fiscal period during which the relevant Financial Reporting Measure is attained or satisfied, without regard to whether the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.
3.Recovery of Compensation
(a)In the event that the Company is required to prepare a Restatement, the Company shall recover, reasonably promptly, the portion of any Incentive-Based Compensation that is Erroneously Awarded Compensation, unless the Committee has determined that recovery would be Impracticable. Recovery shall be required in accordance with the preceding sentence regardless of whether the applicable current or former Officer engaged in misconduct or otherwise caused or contributed to the requirement for the Restatement and regardless of whether or when restated financial statements are filed by the Company. For clarity, the recovery, or attempted recovery, of Erroneously Awarded Compensation under this Policy will not give rise to any person’s right to voluntarily terminate employment for “good reason,” or due to a “constructive termination” (or any similar term of like effect) under any plan, program or policy of or agreement with the Company or any of its affiliates.
(b)In addition to (and without limiting) the provisions of Section 3(a) above, in the event of a decision by the Committee that one or more performance metrics used for determining any previously paid cash incentive compensation or equity-based incentive compensation, including but not limited to, Incentive-Based Compensation was incorrectly calculated and, if calculated correctly, would have resulted in a lower payment to one or more current or former Officers, the Committee shall have the discretion to recover (to the extent permitted by applicable law) from any current and former Officers any such incentive compensation that was paid or granted to such Officers, during the three fiscal-year period immediately preceding such determination, that was in excess of what would have been paid or granted to such Officer after giving effect to what would have been the correct calculation of the performance metric(s) and such recovery may extend beyond incentive compensation that was paid or granted to such Officer during such three fiscal-year period in the event fraud or intentional misconduct of such Officer. In addition, in the event that the Company is required to prepare a Restatement due to the fraud or intentional misconduct of any current or former Officer, the Committee shall have the discretion to recover (to the extent permitted by applicable law) from any such Officer that engaged in fraud or intentional misconduct any cash incentive compensation or equity-based incentive compensation, including but not limited to, Incentive-Based Compensation, that was paid or granted to such Officer regardless of whether such incentive compensation was paid or granted during such three fiscal-year period.
4.Manner of Recovery; Limitation on Duplicative Recovery
The Committee shall, in its sole discretion, determine the manner of recovery of any cash incentive compensation or equity-based incentive compensation, including the Erroneously Awarded Compensation, which may include, without limitation, reduction or cancellation by the Company or an affiliate of the Company of cash incentive compensation or equity-based incentive compensation, including Incentive-Based Compensation and Erroneously Awarded Compensation, reimbursement or repayment by any person subject to this Policy of the cash incentive compensation or equity-based incentive compensation, including Incentive-Based Compensation and Erroneously Awarded Compensation, and, to the extent permitted by law, an offset of the cash incentive compensation or equity-based incentive compensation, including Incentive-Based Compensation and Erroneously Awarded Compensation, against other compensation payable by the Company or an affiliate of the Company to such person. Notwithstanding the foregoing, unless otherwise prohibited by the Applicable Rules, to the extent this Policy provides for recovery of cash incentive compensation or equity-based incentive compensation, including Incentive-Based Compensation and Erroneously Awarded Compensation, already recovered by the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 or Other Recovery Arrangements, the amount of cash incentive compensation or equity-based incentive compensation, including Incentive-Based Compensation and Erroneously Awarded Compensation, already recovered by the Company from the recipient of such Erroneously Awarded Compensation may be credited to the amount of Erroneously Awarded Compensation required to be recovered pursuant to this Policy from such person.
5.Administration
This Policy shall be administered, interpreted and construed by the Committee, which is authorized to make all determinations necessary, appropriate or advisable for such purpose. The Board of Directors of the Company (the “Board”) may re-vest in itself the authority to administer, interpret and construe this Policy in accordance with applicable law, and in such event references herein to the “Committee” shall be deemed to be references to the Board. Subject to any permitted review by the applicable national securities exchange or association pursuant to the Applicable Rules, all determinations and decisions made by the Committee pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company and its affiliates, shareholders and employees. The Committee may delegate administrative duties with respect to this Policy to one or more directors or employees of the Company, as permitted under applicable law, including any Applicable Rules.

6.Interpretation
Section 3(a) and the related applicable sections of this Policy will be interpreted and applied in a manner that is consistent with the requirements of the Applicable Rules, and to the extent they are inconsistent with such Applicable Rules, it shall be deemed amended to the minimum extent necessary to ensure compliance therewith.
7.No Indemnification; No Liability
The Company shall not indemnify or insure any person against the loss of any Erroneously Awarded Compensation pursuant to Section 3(a) of this Policy or other amount the Committee determines to recover under Section 3(b), nor shall the Company directly or indirectly pay or reimburse any person for any premiums for third-party insurance policies that such person may elect to purchase to fund such person’s potential obligations under Section 3(a) of this Policy. None of the Company, an affiliate of the Company or any member of the Committee or the Board shall have any liability to any person as a result of actions taken under this Policy.
8.Application; Enforceability
Except as otherwise determined by the Committee or the Board, the adoption of this Policy does not limit, and is intended to apply in addition to, any other clawback, recoupment, forfeiture or similar policies or provisions of the Company or its affiliates, including any such policies or provisions of such effect contained in any employment agreement, bonus plan, incentive plan, equity-based plan or award agreement thereunder or similar plan, program or agreement of the Company or an affiliate or required under applicable law (the “Other Recovery Arrangements”). The remedy specified in this Policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Company or an affiliate of the Company. This Policy shall be binding and enforceable against all current and former Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.
9.Entire Agreement; Severability
Effective as of the Effective Date, this Policy supersedes and replaces the Prior Clawback Policy and any other clawback policies of the Company. The provisions in this Policy are intended to be applied to the fullest extent of the law; provided, however, to the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.
10.Amendment and Termination
The Board or the Committee may amend, modify or terminate this Policy in whole or in part at any time and from time to time in its sole discretion. This Policy will terminate automatically when the Company does not have a class of securities listed on a national securities exchange or association.

11.Definitions
    “Applicable Rules” means Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder, the listing rules of the national securities exchange or association on which the Company’s securities are listed, and any applicable rules, standards or other guidance adopted by the Securities and Exchange Commission or any national securities exchange or association on which the Company’s securities are listed.
“Committee” means the either the Compensation and Talent Committee of the Board or such other committee of the Board that has responsibility for executive compensation decisions and which is comprised solely of independent directors (as determined under the Applicable Rules); provided, however, in the absence of such a committee, a majority of the independent directors serving on the Board may serve as the “Committee” under this Policy.
“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received by a current or former Officer that exceeds the amount of Incentive-Based Compensation that would have been received by such current or former Officer based on a restated Financial Reporting Measure, as determined on a pre-tax basis in accordance with the Applicable Rules. For Incentive-Based Compensation based on total stockholder return or stock price, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Restatement, Erroneously Awarded Compensation is the Committee’s reasonable estimate of the effect of the Restatement on the total stockholder return or stock price upon which the Incentive-Based Compensation was received, with documentation of the determination of such reasonable estimate provided by the Company to the applicable listing exchange or association.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Financial Reporting Measure” means any measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures, including GAAP, IFRS and non-GAAP/IFRS financial measures, as well as stock or share price and total shareholder return.
“GAAP” means United States generally accepted accounting principles.
“IFRS” means international financial reporting standards as adopted by the International Accounting Standards Board.
“Impracticable” means (a) the direct costs paid to third parties to assist in enforcing recovery would exceed the Erroneously Awarded Compensation; provided that the Company has (i) made reasonable attempts to recover the Erroneously Awarded Compensation, (ii) documented such attempt(s), and (iii) provided such documentation to the relevant listing exchange or association, (b) to the extent permitted by the Applicable Rules, the recovery would violate the Company’s home country laws pursuant to an opinion of home country counsel; provided that the Company has (i) obtained an opinion of home country counsel, acceptable to the relevant listing exchange or association, that recovery would result in such violation, and (ii) provided such opinion to the relevant listing exchange or association, or (c) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder.

“Incentive-Based Compensation” means, with respect to a Restatement or other recoverable event, any compensation that is granted, earned, or vested based wholly or in part upon the attainment of one or more Financial Reporting Measures and received by a person: (a) after beginning service as an Officer; (b) who served as an Officer at any time during the performance period for that compensation; (c) while the Company has a class of its securities listed on a national securities exchange or association; and (d) during the applicable Three-Year Period.
“Officer” means each person who serves as an executive officer of the Company, as defined in Rule 10D-1(d) under the Exchange Act.
“Restatement” means an accounting restatement to correct the Company’s material noncompliance with any financial reporting requirement under securities laws, including restatements that correct an error in previously issued financial statements (a) that is material to the previously issued financial statements or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
“Three-Year Period” means, with respect to a Restatement, the three completed fiscal years immediately preceding the date that the Board, a committee of the Board, or, if Board action is not required, the officer or officers of the Company authorized to take such action, concludes, or reasonably should have concluded, that the Company is required to prepare such Restatement, or, if earlier, the date on which a court, regulator or other legally authorized body directs the Company to prepare such Restatement. The “Three-Year Period” also includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed a completed fiscal year.